

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 30, 2014

**VIA ELECTRONIC MAIL**

Alan P. Goldberg, Esq.
K&L Gates LLP
70 W. Madison Street, Suite 3100
Chicago, Illinois 60602

Re: PowerShares Actively Managed Exchange-Traded Fund Trust II, et al.;
File No. 812-14319

Dear Mr. Goldberg:

By form APP-WD filed with the Securities and Exchange Commission on December 23, 2014, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Mary Kay Frech

Mary Kay Frech
Branch Chief

cc: Dalia O. Blass, Assistant Director

Anna Paglia, Invesco PowerShares Capital Management LLC
Andrew Schlossberg, Invesco PowerShares Capital Management LLC
John Zerr, Invesco PowerShares Capital Management LLC
Eric Purple, K&L Gates LLP